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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                              Nathan's Famous, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    632347100
                                 (CUSIP Number)

    Kenneth S. Hackel                                  Joel M. Handel, Esq.
       P.O. Box 726                                   Baer Marks & Upham LLP
 Alpine, New Jersey 07620                                805 Third Avenue
                                                     New York, New York 10022
                                                          (212) 702-5700
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 30, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ?.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 5 Pages)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.      632347100                 13D      Page   2    of    5    Pages
         ---------------------           ---           -----      -----



--------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                Kenneth S. Hackel
--------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                       (b) / /

--------------------------------------------------------------------------------
   3 .     SEC USE ONLY


--------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS*
                                   See Item 3

--------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                           / /

--------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States

--------------------------------------------------------------------------------
                          7.  SOLE VOTING POWER       688,200
      NUMBER OF

        SHARES            ------------------------------------------------------

     BENEFICIALLY         8.  SHARED VOTING POWER           0

    OWNED BY EACH         ------------------------------------------------------

      REPORTING           9.  SOLE DISPOSITIVE POWER  688,200

     PERSON WITH          ------------------------------------------------------

                          10. SHARED DISPOSITIVE POWER      0

--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     688,200

--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                        / /

--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.8%

--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.      632347100                 13D      Page   3    of    5    Pages
         ---------------------           ---           -----      -----

Item 1   Security and Issuer

         This Amendment No. 4 to the original statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Nathan's Famous, Inc., a Delaware corporation ("Nathan's" or the "Company"). The address of the principal executive office of the Company is 1400 Old Country Road, Westbury, New York 11590.

Item 2   Identity and Background

         The information in Item 2 has not changed.

Item 3   Source and Amount of Funds or Other Consideration

         The information previously reported in Item 3 is hereby amended by adding the following after the existing information:

         During July, August and September 1999, the Reporting Person paid an aggregate of $387,743.75, net of commissions and fees, for 123,000 shares of Common Stock in a series of open-market purchases, as reported in Item 5 herein. The Reporting Person used personal funds to purchase the shares of Common Stock.

         On September 30, 1999, the Company consummated a merger with Miami Subs, Inc. ("Miami Subs") pursuant to which the Company issued one share of Common Stock for every two shares of common stock of Miami Subs and warrants to purchase one share of Common Stock at a price of $6.00 per share, expiring September 30, 2004 (the "Warrants"), for each four shares of Common Stock which Nathan's issued. The Reporting Person held 151,201 shares of common stock of Miami Subs for which he received 75,600 shares of Common Stock and Warrants to purchase [18,900] shares of Common Stock.

Item 4   Purpose of Transaction

         The information in Item 4 has not changed:

Item 5   Interest in Securities of the Issuer

         The Reporting Person owns 688,200 shares, or 9.8%, of the Company's outstanding stock.

         The number of shares over which the Reporting Person has:

         (i)      sole power to vote or direct the vote:  688,200
         (ii)     shared power to vote or direct the vote:  0
         (iii)    sole power to dispose or direct the disposition of:  688,200
         (iv)     shared power to dispose or direct the disposition of:  0

         The following transactions were effected during the past sixty days:

DATE                TRANSACTION              NUMBER OF SHARES             PRICE PER SHARE
----                -----------       -      ----------------             ---------------
7/19/99               Purchase                      7,000                      3.500
8/5/99                Purchase                     25,000                      3.375
8/30/99               Purchase                        500                      3.375
9/24/99               Purchase                        400                      3.125
9/28/99               Purchase                     50,000                      3.0625
9/29/99               Purchase                     40,100                      3.0625
9/30/99        Acquisition by merger               75,600
9/30/99        Acquisition by merger  Warrants to purchase 18,900

CUSIP No.      632347100                 13D      Page   4    of    5    Pages
         ---------------------           ---           -----      -----


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7   Material to  be filed as Exhibits

None.


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CUSIP No.      632347100                 13D      Page   5    of    5    Pages
         ---------------------           ---           -----      -----



                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated:   October 15, 1999

                                              /s/ Kenneth S. Hackel
                                        --------------------------------
                                              Kenneth S. Hackel